[TRANSLATION]

January 7, 2011

For Immediate Release

Company Name: JX Holdings, Inc.
Name of Representative: Mitsunori Takahagi,
Representative Director, President
Code No. 5020, First Sections of the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Direct your queries to: Masayoshi Yamamoto, Group Manager, Finance & Investor Relations Department
(Tel: +81-3-6275-5009)

Notification Concerning Results of Implementation of an Early Retirement Program of Wholly-Owned Subsidiary of JX Holdings, Inc.

JX Holdings, Inc. (the “Company”) would like to provide the following notice with respect to the results of the implementation of an early retirement program (the “Program”) of JX Nippon Oil & Energy Corporation (“JX Nippon Oil & Energy,” President: Yasushi Kimura), a wholly-owned subsidiary of the Company, which was announced on October 22, 2010:

1.	Details of the Program

From the viewpoint of making efforts to realize a structural reform, ahead of changes expected in the business environment in the future, JX Nippon Oil & Energy came to the conclusion that it is indispensable to establish an appropriate employment system at an early stage and implemented the Program as follows.

(1)	Eligibility	Employees who will be 35 years of age and older as of March 31, 2011.

Provided, however, that employees who will have been employed for less than 3 years as of the same date shall not be eligible.

(2)	Number of application sought	1,000 persons (Total number of employees of JX Nippon Oil & Energy as of January 1, 2011 was 10,421.)

(3)	Period in which application was solicited	From December 24, 2010 until January 4, 2011

(4)	Date of retirement	March 31, 2011, in principle

(5)	Preferential treatment	A special premium will be added to the ordinary retirement benefit. In addition, JX Nippon Oil & Energy will provide re-employment support to applicants who wish to obtain such support.

2.	Results of Implementation of the Program

Number of application	1,327 persons

3.	Impact on the Business Results

The special premium, among others, to be paid out in conjunction with the implementation of the Program is scheduled to be accounted for in the financial results for the third quarter of the fiscal year ending March 31, 2011 (the “Fiscal Year 2010”), as special losses of 30.5 billion yen.

The special losses of approximately 25 billion yen has already been accounted for in the consolidated business results forecasts for the Fiscal Year 2010, which was released on November 5, 2010, as expenses in connection with rationalization arising from the business integration, and therefore, there is no change in the consolidated business results forecasts affected by the aforementioned special losses.

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